UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

SL INDUSTRIES, INC.

(Exact name of the registrant as specified in its charter)

DELAWARE	1-4987	21-0682685
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

520 Fellowship Road, Suite A114

Mt Laurel, NJ 08054

(Address of principal executive offices) (Zip code)

Louis J. Belardi (856) 222-5525

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1. Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

SL Industries, Inc. Conflict Minerals Disclosure

In accordance with Rule 13p-1 of the Securities Exchange Act of 1934 SL Industries has filed this Specialized Disclosure Form (“Form SD”) and the associated Conflict Minerals Report. Both reports are posted and publicly available at the SL Industries corporate website: http://sli.irpage.net/c-minerals.php.

Section 2. Exhibits

Item 2.01 Exhibits

Exhibit No.	Description

1.02	Conflict Minerals Report as required by Items 1.01 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

SL Industries, Inc.

/s/ Louis J. Belardi		May 30, 2014
Name:	Louis J. Belardi
Title:	Chief Financial Officer, Treasurer and Secretary